Mail Stop 3720

June 12, 2007

Mr. Steven Berns
Chief Financial Officer
MDC Partners, Inc.
45 Hazelton Avenue
Toronto, Ontario, M5R 2E3

> **Re:** **MDC Partners, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 16, 2007**
>
> **Form 10-Q for Fiscal Quarter March 31, 2007**
> **File No. 1-13178**

Dear Mr. Berns:

We have reviewed your supplemental response letter dated May 21, 2007 as well as your filing and have the following comments. As noted in our comment letter dated April 27, 2007, we have limited our review of your filing to those issues we have addressed in our comments and do not intend to expand our review to other portions of your documents.

Form 10-K for Fiscal Year Ended December 31, 2006

Note 4 – Acquisitions, page 54

1. We note your response to prior comment 2. It is not clear to us why you have cited EITF 96-16 and EITF 97-2 as a basis for consolidation of Mono Advertising, LLC. In this regard, EITF 96-16 addresses a situation where the majority investor is not able to consolidate an entity due to certain rights granted to a minority shareholder. Since you are the minority shareholder of Mono, this issue does not appear to be within the scope of EITF 96-16. In addition, EITF 97-2 addresses the accounting for contractual arrangements between a management entity and an operations entity. As it appears that

your contractual agreement is between the owners of Mono, it is unclear to us why you believe this guidance applies to your fact pattern. If you continue to believe that consolidation of Mono is appropriate, please provide us with a more detailed analysis of your basis for this policy as well as a copy of the operating agreement that sets forth each owner's rights and obligations.

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You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Robert S. Littlepage, Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director